UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _________

Commission file number 000-32891

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

1ST CONSTITUTION BANK 401(K) RETIREMENT SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Constitution Bancorp
2650 Route 130
Cranbury, New Jersey 08512

1st Constitution Bank 401(k) Retirement Savings Plan

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Trustee and Participants
1st Constitution Bank 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the 1st Constitution Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in the conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Clark, New Jersey
June 27, 2014

1st Constitution Bank 401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012

Assets
Investments, at fair value	$6,864,856	$5,031,050
Cash	5,087	888
Notes receivable from participants	163,666	165,280

Total assets	7,033,609	5,197,218

Liabilities	-	-

Net assets available for benefits at fair value	7,033,609	5,197,218

Adjustment from Fair Value to Contract Value for
Interest in Fully Benefit-Responsive Investment Contract	(1,234)	(3,627)

Net assets available for benefits	$7,032,375	$5,193,591

See notes to financial statements

1st Constitution Bank 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions to Net Assets Attributed to
Investment income:
Net appreciation in fair value of investments	$1,011,252
Interest and dividends	201,090

Net investment income	1,212,342

Interest income on notes receivable from participants	1,140

Contributions:
Participant	683,494
Employer	226,180
Rollovers	2,587

Total contributions	912,261

Total additions	2,125,743

Deductions from Net Assets Attributed to
Benefits paid to participants	272,436
Administrative expenses	14,523

Total deductions	286,959

Net increase in net assets available for benefits	1,838,784

Net Assets Available for Benefits
Beginning of year	5,193,591

End of year	$7,032,375

See notes to financial statements

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.	Description of the Plan

The following description of the 1st Constitution Bank 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of 1st Constitution Bank (the “Company” or “Sponsoring Employer”) who have completed 6 months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2013 the Plan was amended to allow for two participant loans to be outstanding at one time.

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined by the Plan up to the maximum limits of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions to the Plan are recorded in the period that payroll deductions are made from participants. The Company contributes a matching contribution of 3% of eligible participant compensation, as defined by the Plan. Matching Company contributions are recorded in the same period. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution is based on years of continuous service. Participants are fully vested after three years of credited service, as follows:

Years of Service	Percentage

1 year	0%
2 years	50%
3 years	100%

A year of service for vesting will be determined on the basis of the hours of service method. The participant is credited with a year of service for vesting purposes upon completion of 1,000 hours of service during the Plan year.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Borrowings are secured by the balance in the participant's account and bear interest rates ranging from 3.25% to 4.25% at December 31, 2013. Principal and interest is paid ratably through bi-weekly payroll deductions. Terms range from one to five years or greater for the purchase of a primary residence. The number of outstanding loans that a participant can have at one time is two loans.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum. If the balance is equal to or greater than $5,000, the participant may elect to defer payment. In addition, the Plan allows for hardship distributions if certain criteria are met.

Forfeited Accounts

At December 31, 2013 and 2012, forfeited non-vested accounts totaled $-0- and $9,219, respectfully. The forfeiture account is used to offset Plan expenses or future Company contributions. During 2013, $12,088 was used to reduce Plan expenses and Company contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through a common collective trust fund. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract held in the common collective trust fund as well as the adjustment of the fully benefit-responsive contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Administration of Plan Assets

The Plan’s assets were administered under a contract with Northeast Retirement Services (“NRS”) as the record keeper until September 30, 2013 at which time it entered a contract with Daily Access Corporation (DAC) as the new record keeper. MG Trust remained as the custodian and trustee of the Plan. The custodian invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

3.	Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3 - Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012. There were no transfers of investments between Level 1 and Level 2 during the years ended December 31, 2013 and 2012. The Plan held no Level 3 Investments during 2013 or 2012.

Shares of registered investment companies are valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end.

The common collective trust fund is valued based upon the units of the common collective trust fund held by the Plan at year end times the respective unit value. The unit value of the common collective trust fund is based upon significant observable inputs, although is not based upon quoted market prices in an active market. The common collective trust fund’s investment objective is designed to provide a high level of return, to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the common collective trust fund is invested in a Guaranteed Interest Contract whose assets are invested in the Wells Fargo Stable Value Fund and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund. The characteristics of this contract allow for their principal value to remain stable regardless of the volatility of the bond market. The contract is typically issued by life insurance companies, banks or other financial institutions. The underlying investments of the common collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan’s investment in the common collective trust fund is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the common collective trust fund at December 31, 2013 and 2012.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

1st Constitution Bank Unitized Stock Fund is a fund available to the participants to direct their contributions into. The 1st Constitution Bank Unitized Stock Fund is a unitized fund that fluctuates directly with the value of the securities held in the fund, primarily consisting of 1st Constitution Bancorp stock. The NAV per unit is primarily derived from the Company’s close prices as reported on a national securities exchange on the last business day of the Plan year based on the unit equivalent number of shares. In addition, the fund can include short-term investment of cash in a money market account.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Target funds	$932,020	$-	$-	$932,020
Equity funds	3,009,181	-	-	3,009,181
Balanced fund	482,828	-	-	482,828
Bond funds	398,525	-	-	398,525
1st Constitution Bank Unitized Stock Fund	-	1,886,839	-	1,886,839
Common collective trust fund, Wells Fargo Stable Value Fund	-	155,463	-	155,463

Total	$4,822,554	$2,042,302	$-	$6,864,856

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012
Registered investment companies:
Target funds	$630,846	$-	$-	$630,846
Equity funds	2,345,412	-	-	2,345,412
Balanced fund	301,948	-	-	301,948
Bond funds	439,371	-	-	439,371
1st Constitution Bank Unitized Stock Fund	-	1,184,765	-	1,184,765
Common collective trust fund, Wells Fargo Stable Value Fund	-	128,708	-	128,708

Total	$3,717,577	$1,313,473	$-	$5,031,050

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

4.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012.

	2013	2012

1st Constitution Bank Unitized Stock Fund	$1,886,839	$1,184,765
JP Morgan Equity Index	798,460	*
American Funds American Balanced	482,827	301,948
Columbia Acorn USA Fund	386,251	274,160
Davis New York Venture	*	396,721
Oppenheimer Developing Markets	*	299,305
Pimco Total Return	*	358,333
T Rowe Price Mid-Cap Value	*	369,093

*      Investment did not represent 5% or more of the Plan’s net assets.

During 2013, the Plan’s investments (including gains and losses on investments bought, sold, as well as held) during the year appreciated in fair value as follows:

2013

Registered investment companies	$642,680
1st Constitution Bank Unitized Stock Fund	367,579
Common collective trust fund	993

Total	$1,011,252

5.	Related Party Transactions/Party-in-Interest

The Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions. NRS and DAC, as the record keepers, are the administrator of these transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

At December 31, 2013 and 2012, the Plan held 352,736 units and 289,292 units, respectively, of 1st Constitution Bancorp common stock with a cost basis of $1,329,605 and $1,094,947, respectively, and a fair value of $1,886,839 and $1,184,765, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their Company contributions.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

7.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC as of December 31, 2013 and 2012.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9.	Delinquent Participant Contributions

For the year ended December 31, 2013, the Company did not remit one remittance of participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Such contributions totaled $38,529 for the year ended December 31, 2013, which are summarized on the Schedule for Delinquent Participant Contributions and were self corrected in 2013. The Company paid the lost earnings of $38 in 2013 relating to late remittances of contributions for the year ended December 31, 2013.

1st Constitution Bank 401(k) Retirement Savings Plan
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
EIN: 22-2937245 Plan Number: 001
Year Ended December 31, 2013

Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions	Contributions not	Contributions Corrected	Contributions Pending	Total Fully Corrected Under
Transferred Late to the Plan (1)	Corrected	Outside of VFCP	Correction in VFCP	VFCP and PTE 2002-51

$ 38,529	$ -	$ 38,529	$ -	$ -

(1) Amount does not include participant loan repayments

1st Constitution Bank 401(k) Retirement Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-2937245 Plan Number: 001
December 31, 2013

				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)

	Registered investment company	American Funds American Balanced	N/R	$ 482,828
	Registered investment company	American Funds High Income Trust	N/R	38,308
	Registered investment company	American Funds Capital World Bond	N/R	43,343
	Registered investment company	American Funds EuroPacific Growth	N/R	228,226
	Registered investment company	American Funds New Perspective	N/R	102,032
	Registered investment company	Columbia Acorn USA Fund	N/R	386,251
	Registered investment company	Franklin Growth Series	N/R	265,344
	Registered investment company	JP Morgan Equity Index	N/R	798,460
	Registered investment company	Oppenheimer Developing Markets	N/R	305,793
	Registered investment company	Pimco Total Return	N/R	316,874
	Registered investment company	Prudential Jennison Mid-Cap Growth	N/R	153,969
	Registered investment company	T Rowe Price Equity Income	N/R	233,514
	Registered investment company	T Rowe Price Mid-Cap Value	N/R	333,601
	Registered investment company	T Rowe Price Retirement 2005 Fund	N/R	6,641
	Registered investment company	T Rowe Price Retirement 2015 Fund	N/R	233,004
	Registered investment company	T Rowe Price Retirement 2020 Fund	N/R	80,966
	Registered investment company	T Rowe Price Retirement 2025 Fund	N/R	211,895
	Registered investment company	T Rowe Price Retirement 2030 Fund	N/R	188,677
	Registered investment company	T Rowe Price Retirement 2035 Fund	N/R	48,676
	Registered investment company	T Rowe Price Retirement 2040 Fund	N/R	136,651
	Registered investment company	T Rowe Price Retirement 2045 Fund	N/R	3,417
	Registered investment company	T Rowe Price Retirement 2050 Fund	N/R	13,724
	Registered investment company	T Rowe Price Retirement 2055 Fund	N/R	8,369
	Registered investment company	Thornburg Core Growth Fund	N/R	41,964
	Registered investment company	Columbia Small Cap Index	N/R	160,027
	Common Collective Trust Fund	Wells Fargo Stable Value Fund	N/R	154,229
*	1st Constitution Bank Unitized Stock Fund	Common Stock	N/R	1,886,839
*	Participant Note Receivables	Interest rates: 3.25%-4.25%	-	163,666

				$ 7,027,288

*	Party-in-interest transactions as defined by ERISA
	N/R - Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1ST CONSTITUTION BANK 401(K)
RETIREMENT SAVINGS PLAN
(Name of Plan)

DATE: June 27, 2014	By:	/s/ Dorine M. Nicol
Dorine M. Nicol
Sr. Vice President/Human Resources Director

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm